UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: E-Valuator Funds Trust

Address of Principal Office (No. & Street, City, State, Zip Code):

7760 France Avenue South, Suite 620

Bloomington, MN 55437

Telephone Number (including area code):

(855) 621-9877

Name and address of agent for service of process:

Kevin R. Miller

E-Valuator Funds Trust

7760 France Avenue South, Suite 620

Bloomington, MN 55437

With copies of Notices and Communications to:

Deborah Bielicke Eades

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]               NO [  ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 31st day of August, 2020.

E-VALUATOR FUNDS TRUST

By:	/s/ Kevin R. Miller
Kevin R. Miller
Initial Trustee

ATTEST:

By:	/s/ Collin Miller
Name:	Collin Miller
Title:	President